Rise Companies Corp.

1601 Connecticut Avenue NW

Suite 300

Washington, DC 20009

VIA EDGAR

May 20, 2019

Ms. Stacie Gorman
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT 2019, LLC (the “Company”)

Offering Statement on Form 1-A (the “Offering Statement”)
Filed May 10, 2019
File No. 024-10970

Dear Ms. Gorman:

Reference is made to our letter dated May 17, 2019 in connection to the Company’s request that the qualification date of the Offering Statement be accelerated pursuant to Rule 461 under the Securities Act of 1933 (the “Acceleration Request”). We now respectfully request that the Acceleration Request be withdrawn effective as of the date of this letter. The Company will contact the staff of the Division of Corporation Finance as soon as it determines when to request acceleration.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.